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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           VECTRA BANKING CORPORATION
                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                  922398 10 2
                                 (CUSIP NUMBER)


                                JAMES A. LUSTIG
                          410 17TH STREET, SUITE 1705
                    DENVER, COLORADO 80202 - (303) 571-0700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                                 JUNE 30, 1996
               (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box    .
                                                                     ---

Check the following box if a fee is being paid with this statement  X .
                                                                   ---
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                                  SCHEDULE 13D
CUSIP NO. 922398 10 2                                          PAGE 2 OF 5 PAGES


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         James A. Lustig, Social Security Number ###-##-####
         -----------------------------------------------------------------

2.       Check the appropriate box if a member of a group       (a) ______
         See item 2(a) of the attached Schedule 13D             (b) ______

3.       SEC USE ONLY

         -----------------------------------------------------------------

4.       Source of Funds
         OO
         -----------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is            ___
         Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization
         United States
         -----------------------------------------------------------------

                                  7.       Sole Voting Power The reporting
                                           person owns 4,032 shares of $100
                                           Series A Convertible Preferred
                                           Stock, convertible into 30,430
                                           shares of Common Stock (.9%).
         NUMBER OF
         SHARES BENE-             8.       Shared Voting Power The reporting
         FICIALLY                          person owns 18,439 shares of $100
         OWNED BY EACH                     Series A Convertible Preferred
         REPORTING                         Stock convertible into 139,262 shares
         PERSON                            of Common Stock (4.1%).

                                  9. Sole Dispositive Power The reporting person owns 4,032 shares of $100 Series A Convertible Preferred Stock, convertible into 30,430 shares of Common Stock (.9%).

                                  10.      Shared Dispositive Power The
                                           reporting person owns 18,439 shares
                                           of $100 Series A Convertible
                                           Preferred Stock convertible into
                                           139,262 shares of Common Stock
                                           (4.1%).

11. Aggregate Amount Beneficially Owned by Each Reporting Person: The reporting person owns 22,471 shares of $100 Series A Convertible Preferred Stock convertible into 168,892 shares of Common Stock (5.0%).

12.      Check Box if the Aggregate Amount in Row (11)
         excludes certain Shares
                                                                    ----

13.      Percent of Class Represented by Amount in Row (11)         5.0%
                                                                    ----
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                                  SCHEDULE 13D
CUSIP NO. 922398 10 2                                          PAGE 3 OF 5 PAGES

14.      Type of Reporting Person

         IN
         -----------------------------------------------------------------

1.       SECURITY AND ISSUER

         (a) This statement relates to the $.01 par value common stock of Vectra Banking Corporation (the "Company" or the "Issuer").

         (b) The principal executive offices of the Company are located at 1650 South Colorado Boulevard, Suite 320, Denver, Colorado 80209.

2.       IDENTITY AND BACKGROUND

         (a)     James A. Lustig.

         (b) The business address for Mr. Lustig is 410 17th Street, Suite 1705, Denver, Colorado 80202.

         (c) For more than the past five years the reporting person has been self employed as an investor.

         (d) The reporting person has not been convicted in a criminal proceeding during the last five years.

         (e) The reporting person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     The reporting person is a citizen of the United States.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The subject securities were acquired as part of an acquisition by the issuer of entities in which the reporting person was a shareholder.

4.       PURPOSE OF TRANSACTION

         The purpose of the acquisition of securities of the issuer was for investment. The reporting person has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
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                                  SCHEDULE 13D
CUSIP NO. 922398 10 2                                          PAGE 4 OF 5 PAGES


         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any action similar to any of those enumerated above.

5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) At the Relevant Date: The reporting person owns 22,471 shares of $100 Series A Convertible Preferred Stock convertible into 168,892 shares of Common Stock (5.0%).

         (b) Represents the number of shares of Common Stock that may be issued pursuant to ownership of 22,471 shares of $100 Series A Convertible Preferred Stock. Of this amount, the reporting person owns 4,032 shares directly (or the equivalent of 30,430 shares of Common Stock), 3,139 shares jointly with his spouse (or the equivalent of 23,691 shares of Common Stock), 465 shares owned by his wife (or the equivalent of 3,509 shares of Common Stock) and 14,835 shares indirectly (or the equivalent of 111,962 shares of Common Stock), of which 10,982 shares are owned as a trustee, 1,407 shares are owned as custodian for children and 2,446 shares are owned by partnership of which the reporting person is a general partner.

         (c) All of the securities reported herein were acquired by the reporting person in an acquisition effected by the issuer in June 1996.
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                                  SCHEDULE 13D
CUSIP NO. 922398 10 2                                          PAGE 5 OF 5 PAGES

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein, other than the record holders of the securities.

         (e)     Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any person with respect to any securities of the issuer.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 16, 1997                                /s/ James A. Lustig
                                                   ---------------------------
                                                   James A. Lustig